FILE No.
82-4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
(特定共同事業事務所)

MORRISON & FOERSTER LLP
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

03037856

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

November 28, 2003

SEC MAIL RECEIVED PROCESSING
DEC - 1 2003
WASH. D.C. 158 SECTION

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption (**FILE NO. 82-4990**)

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of Consolidated Semi-Annual Report Release for the six-month period during the fiscal year ending March 31, 2004; and

2. English translation of Outline of the Non-Consolidated Interim Financial Statements for the six-month period during the fiscal year ending March 31, 2004.

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

dlw 12/3

Enclosure

AIG BLDG. 11F, 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU, TOKYO 100-0005, JAPAN
〒100-0005 東京都千代田区丸の内一丁目1番3号 AIGビル11階
TELEPHONE 81-3-3214-6522 FACSIMILE 81-3-3214-6512
*PRIMARY QUALIFICATION: NEW YORK, CALIFORNIA, ILLINOIS, ENGLAND

tk-76262 v15

FILE No.
82-4990

(Summary English Translation)

Consolidated Semi-Annual Report Release
for the Six-Month Period during the Fiscal Year ending March 31, 2004

November 14, 2003

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp/)

Representative: Mutsutake Otsuka
President and Representative Director

Attn.: Susumu Inoue
Director of Public Relations Department

Stock Exchange:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Head Office: Tokyo

Tel.: (03)5334-1300

Board Meeting Date: November 14, 2003
Name of the parent company: not applicable
Percentage of the company's shares held by the parent company: not applicable
Adoption of U.S. accounting principle: not applicable

1. Consolidated Business Results (April 1, 2002 through September 30, 2002)

(1) Consolidated Results of Operations

	Operating Revenues	Operating Income	Recurring Income
Six months ended September 30, 2003	¥1,256,249 million (-1.0%)	¥195,363 million (-3.0%)	¥120,215 million (-4.3%)
Six months ended September 30, 2002	¥1,269,575 million (0.6%)	¥201,481 million (12.9%)	¥125,651 million (31.2%)
Year ended March 31, 2003	¥2,565,670 million	¥343,095 million	¥202,609 million

	Net Income	Net Income per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2003	¥60,700 million (-3.9%)	¥15,178.09	–
Six months ended September 30, 2002	¥63,168 million (114.8%)	¥15,795.21	–
Year ended March 31, 2003	¥97,986 million	¥24,453.48	–

(Notes)
1. *Investment profit and loss in equity method:*
Six months ended September 30, 2003: -512 million yen
Six months ended September 30, 2002: 150 million yen

Year ended March 31, 2003: 323 million yen

2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2003: 3,999,235
   Six months ended September 30, 2002: 3,999,235
   Year ended March 31, 2003: 3,999,235
3. *Changes in accounting treatment: not applicable*
4. *Percentages appearing under operating revenues, operating income, recurring income and net income represent the ratio of increase/decrease compared to the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2003	¥6,762,986 million	¥1,042,886 million	15.4%	¥260,771.50
Six months ended September 30, 2002	¥6,896,330 million	¥978,944 million	14.2%	¥244,783.01
Year ended March 31, 2003	¥6,853,403 million	¥981,855 million	14.3%	¥245,463.20

(Notes)
Total outstanding shares as of the end of each fiscal year (consolidated):
Six months ended September 30, 2003: 3,999,235
Six months ended September 30, 2002: 3,999,235
Year ended March 31, 2003: 3,999,235

(3) Consolidated Cash Flow

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Year
Six months ended September 30, 2003	¥151,857 million	-¥123,538 million	-¥62,475 million	¥92,450 million
Six months ended September 30, 2002	¥185,801 million	-¥133,620 million	-¥106,341 million	¥146,092 million
Year ended March 31, 2003	¥433,304 million	-¥196,421 million	-¥310,658 million	¥126,478 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 98
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Object of Consolidation and Application of Equity Method

Consolidated (new): 1 Equity method (new): 0
(excluded): 4 (excluded): 0

2. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

	Operating Revenues	Recurring Income	Net Income
Year ending March 31, 2004	¥2,560,000 million	¥212,000 million	¥114,000 million

(Reference)
Estimated net income per share (annual): 28,505.45 yen

The figures are rounded down to the nearest one million yen.
Above forecast is based on the premises which the Company presently considers reasonable. Actual business results may differ due to various factors.

FILE No.
82-4990

(Summary English Translation)

Outline of the Non-Consolidated Interim Financial Statements
for the Six-Month Period during the Fiscal Year ending March 31, 2004

November 14, 2003

East Japan Railway Company

Code Number: 9020
(URL http://www.jreast.co.jp/)

Stock Exchange:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Representative: Mutsutake Otsuka
President and Representative Director

Head Office: Tokyo

Attn.: Susumu Inoue
Director of Public Relations Department

Tel.: (03)5334-1300

Board Meeting Date: November 14, 2003

Interim Dividends: applicable

Commencement Date of Interim Dividends Payment:
December 10, 2003

Unit Share System: not applicable

1. Business Results (April 1, 2003 through September 30, 2003)

(1) Results of Operations

	Operating Revenues	Operating Income	Recurring Income
Six months ended September 30, 2003	¥945,823 million (-0.3%)	¥176,368 million (-3.9%)	¥102,806 million (-6.4%)
Six months ended September 30, 2002	¥949,099 million (-0.5%)	¥183,540 million (12.5%)	¥109,877 million (38.1%)
Year ended March 31, 2003	¥1,899,488 million	¥301,366 million	¥164,071 million

	Net Income	Net Income per Share
Six months ended September 30, 2003	¥54,856 million (-5.1%)	¥13,714.07
Six months ended September 30, 2002	¥57,814 million (161.3%)	¥14,453.69
Year ended March 31, 2003	¥86,966 million	¥21,693.96

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2003: 4,000,000
   Six months ended September 30, 2002: 4,000,000
   Year ended March 31, 2003: 4,000,000
2. *Changes in accounting treatment: not applicable*

3. *Percentages appearing under operating revenues, operating income, recurring income and net income represent the ratio of increase/decrease compared to the prior year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2003	¥3,000.00	–
Six months ended September 30, 2002	¥4,000.00	–
Year ended March 31, 2003	–	¥8,000.00

(Notes)
Breakdown of interim dividends for six months ended September 30, 2003:
Memorial dividend: 0
Special dividend: 0

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2003	¥6,262,425 million	¥980,578 million	15.7%	¥245,144.60
Six months ended September 30, 2002	¥6,307,847 million	¥927,189 million	14.7%	¥231,797.33
Year ended March 31, 2003	¥6,315,388 million	¥925,018 million	14.6%	¥231,206.85

(Notes)
1. *Total outstanding shares as of the end of each fiscal year:*
   Six months ended September 30, 2003: 4,000,000
   Six months ended September 30, 2002: 4,000,000
   Year ended March 31, 2003: 4,000,000
2. *Total own shares as of the end of each fiscal year:*
   Six months ended September 30, 2003: 0
   Six months ended September 30, 2002: 0
   Year ended March 31, 2003: 0

2. Forecast of Business Results (April 1, 2003 through March 31, 2004)

	Operating Revenues	Recurring Income	Net Income	Dividends per Share	
				End of Year	
Year ending March 31, 2004	¥1,900,000 million	¥175,000 million	¥104,000 million	¥3,000.00	¥6,000.00

(Reference)
Estimated net income per share (annual): 26,000.00 yen

- *The figures are rounded down to the nearest one million yen.*

Above forecast is based on the premises which the Company presently considers reasonable. Actual business results may differ due to various factors.